UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNATE PHARMA S.A.

(Name of Issuer)

Ordinary Shares, €0.05 nominal value per share

(including ordinary shares represented by American Depositary Shares)

(Title of Class of Securities)

45781K105**

(CUSIP Number)

AstraZeneca PLC

Attn: Adrian Kemp

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

+44 20 3749 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IPHA.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45781K105		Page 1 of 21 Pages

1	Name of Reporting Persons AstraZeneca PLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,485,500 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,485,500 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,500 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Represents both Ordinary Shares and Ordinary Shares in the form of ADSs directly held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited, whether held in the form of Ordinary Shares or ADSs.

(2)   Based upon 78,418,905 Ordinary Shares of the Issuer outstanding as of October 21, 2019, upon closing of the Issuer’s initial public offering in the United States, as reported in the Issuer’s prospectus dated October 16, 2019 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2019 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 45781K105		Page 2 of 21 Pages

1	Name of Reporting Persons MedImmune Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,485,500 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,485,500 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,500 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Represents both Ordinary Shares and Ordinary Shares in the form of ADSs directly held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited, whether held in the form of Ordinary Shares or ADSs.

(2)   Based upon 78,418,905 Ordinary Shares of the Issuer outstanding as of October 21, 2019, upon closing of the Issuer’s initial public offering in the United States, as reported in the Final Prospectus filed with the SEC on October 18, 2019 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 45781K105	Page 3 of 21 Pages

Item 1.                                 Security and Issuer

This Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value €0.05 per share (the “Ordinary Shares”), of Innate Pharma S.A., a société anonyme à directoire et conseil de surveillance incorporated under the laws of France (the “Issuer”). The Issuer’s principal executive offices are located at 117 Avenue de Luminy BP 30191, 13009 Marseille, France.

Item 2.                                 Identity and Background

(a)                                 This Statement is being filed on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and MedImmune Limited, a company incorporated under the laws of England and Wales (“MedImmune” and, together with AstraZeneca, the “Reporting Persons”).

(b)                                 The principal business address of the Reporting Persons is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom.

(c)                                  The Reporting Persons are members of a global science-led biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The directors and executive officers of the Reporting Persons are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)                                     name;

(ii)                                  business address;

(iii)                               position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)                              citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.                                 Source and Amount of Funds or Other Consideration

AstraZeneca, through its wholly-owned subsidiary, MedImmune, acquired from the Issuer 1,225,000 Ordinary Shares represented by ADSs in the Issuer’s initial public offering in the United States (the “IPO”) at the public offering price of $5.50 per ADS. The IPO was completed on October 21, 2019.  The total consideration paid by MedImmune for these ADSs was $6,737,500, and such consideration was obtained from the available cash resources of MedImmune.

CUSIP No. 45781K105	Page 4 of 21 Pages

On October 22, 2018, AstraZeneca, through its wholly-owned subsidiary, MedImmune, acquired from the Issuer 6,260,500 Ordinary Shares at a price of €10.00 per Ordinary Share in connection with MedImmune’s entry into an equity investment agreement (the “Investment Agreement”). The total consideration for these Ordinary Shares was €62,605,000, and such consideration was obtained from the available cash resources of MedImmune. Pursuant to the Investment Agreement, MedImmune agreed to a five year standstill (which can be waived by the Issuer), except to the extent necessary to maintain its stake in the Issuer or if a third party were to acquire or increase its stake in the Issuer beyond certain thresholds, or a third party were to launch a tender offer for the Issuer. Simultaneously with the purchase of these Ordinary Shares, MedImmune exercised its option to take a full commercial license to the Issuer’s lead product candidate, monalizumab. MedImmune further entered into a collaboration and option agreement relating to CD39, an option agreement relating to certain future pre-clinical programs and a license agreement relating to MedImmune’s marketed product, Lumoxiti.

Item 4.                                 Purpose of Transaction

The acquisitions by the Reporting Persons of the Issuer’s securities as described herein were effected because of the belief that the securities represent an attractive investment. The Reporting Persons have had a commercial relationship with the Issuer since 2015, at which time the Issuer and MedImmune entered into a co-development and license agreement relating to certain combination products containing the Issuer’s lead product candidate, monalizumab, and a development and option agreement for products containing monalizumab, including products using monalizumab as a monotherapy.

The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Ordinary Shares and ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their Ordinary Shares and ADSs as they deem appropriate, including, without limitation: purchasing additional Ordinary Shares and/or ADSs; selling Ordinary Shares and/or ADSs; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 45781K105	Page 5 of 21 Pages

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of Ordinary Shares beneficially owned:

AstraZeneca	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)
MedImmune	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)

Percent of class:

AstraZeneca	9.5%
MedImmune	9.5%

The percentage ownership was calculated based upon 78,418,905 Ordinary Shares of the Issuer outstanding as of October 21, 2019, upon closing of the Issuer’s IPO, as reported in the Final Prospectus filed with the SEC on October 18, 2019 pursuant to Rule 424(b)(4) under the Securities Act.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

AstraZeneca	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)
MedImmune	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)

(ii)	Shared power to vote or to direct the vote:

AstraZeneca	0 Ordinary Shares
MedImmune	0 Ordinary Shares

CUSIP No. 45781K105	Page 6 of 21 Pages

(iii)	Sole power to dispose or to direct the disposition of:

AstraZeneca	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)
MedImmune	7,485,500 Ordinary Shares (including 1,225,000 Ordinary Shares represented by ADSs)

(iv)	Shared power to dispose or to direct the disposition of:

AstraZeneca	0 Ordinary Shares
MedImmune	0 Ordinary Shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Ordinary Shares, including Ordinary Shares represented by ADSs.

(c)                                  Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Ordinary Shares, including Ordinary Shares represented by ADSs during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

Item 7.                                 Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among AstraZeneca PLC and MedImmune Limited
Exhibit 2	Investment Agreement between MedImmune Limited and the Issuer, dated October 22, 2018

CUSIP No. 45781K105	Page 7 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2019	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Date: October 24, 2019	MEDIMMUNE LIMITED

	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Director

CUSIP No. 45781K105	Page 8 of 21 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of AstraZeneca PLC are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

Name	Position with AstraZeneca PLC	Principal Occupation and, if not employed by AstraZeneca PLC, Name, Principal Business and Address of Employer	Citizenship
Leif Johansson	Non-Executive Chairman of the Board		Swedish
Pascal Soriot	Executive Director and Chief Executive Officer		French
Marc Dunoyer	Executive Director and Chief Financial Officer		French
Graham Chipchase	Senior Independent Non-Executive Director	Chief Executive Officer and Director, Brambles Limited, Level 6, Nova South 160 Victoria Street London SW1E 5LB United Kingdom	British
Geneviève Berger	Non-Executive Director	Chief Research Officer, Firmenich SA, Rue de la Bergère 7, P.O. Box 148 Meyrin 2 CH-1217, Switzerland	French
Philip Broadley	Non-Executive Director		British
Michel Demaré	Non-Executive Director		Belgian and Swiss
Deborah DiSanzo	Non-Executive Director		American
Sheri McCoy	Non-Executive Director		American
Tony Mok	Non-Executive Director	Professor and Chair Department of Clinical Oncology The Chinese University of Hong Kong Hong Kong China	Canadian
Nazneen Rahman	Non-Executive Director		British
Marcus Wallenburg	Non-Executive Director	Chairman of Skandinaviska Enskilda Banken, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden	Swedish

CUSIP No. 45781K105	Page 9 of 21 Pages

The name and present principal occupation of each of the executive officers and directors of MedImmune Limited are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

Name	Position with MedImmune Limited	Principal Occupation and, if not employed by MedImmune Limited, Name, Principal Business and Address of Employer	Citizenship
Iain Alistair Collins	Director	SVP, Corporate Finance, AstraZeneca*	British
Adrian Kemp	Director	Company Secretary, AstraZeneca*	British
Matthew Bowden	Director	Deputy Company Secretary, AstraZeneca*	British

* Employed by AstraZeneca UK Limited

CUSIP No. 45781K105	Page 10 of 21 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: October 24, 2019	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Date: October 24, 2019	MEDIMMUNE LIMITED

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Director

CUSIP No. 45781K105	Page 11 of 21 Pages

EXHIBIT 2

INVESTMENT AGREEMENT

Confidential

BETWEEN:

1.              MedImmune Limited, a company incorporated in England and Wales with company number 2451177 and with its registered office at Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom (“Investor”), represented by Jane Osbourn.

AND

2.              Innate Pharma, a French corporation having its principal place of business at 117, Avenue de Luminy, 13009 Marseille, France (“Innate”), represented by Mondher Mahjoubi.

Investor and Innate are referred to herein individually as a “Party” and collectively as the “Parties”.

DATED AS OF: 22 October 2018 (the “Signing Date”)

(A)       Concurrently with the execution and delivery of this investment agreement (this “Investment Agreement”), Innate and Investor or, as applicable, their respective Affiliates have entered into a global transaction, including the following agreements:

a.              A commercial license relating to Investor’s moxetumumab pasudotox program (the “Moxe License”);

b.              a collaboration and option agreement related to CD39 and a collaboration and option agreement related to the future programs (the “Collaboration and Option Agreements”); and

c.               Investor’s exercise of its option to obtain a co-development and license agreement relating to IPH2201 pursuant to that certain Development and Option Agreement dated 24 April 2015, as amended;

(B)       Investor and Innate have agreed that Investor would invest into Innate on the terms and conditions set forth below; and

(C)       Accordingly, the Parties are entering into this Investment Agreement to set forth the terms and conditions pursuant to which Innate shall issue, and Investor shall subscribe for, the New Shares (as defined below).

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.                        CONSTRUCTION

1.1.              All terms capitalized in this Investment Agreement and not defined herein shall have the meaning ascribed to these terms in the Moxe License.

CUSIP No. 45781K105	Page 12 of 21 Pages

1.2.              The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Investment Agreement, shall refer to this Investment Agreement as a whole and not to any particular provision of this Investment Agreement, and Section, paragraph and Schedule references are to Sections, paragraphs and Schedules of this Investment Agreement unless otherwise expressly specified.

1.3.              The meaning assigned to each term defined in this Investment Agreement shall be equally applicable to both the singular and the plural forms of such term. Where a term is defined herein, each of its other grammatical forms shall have a corresponding meaning.

1.4.              French legal terms appearing in italics in this Investment Agreement shall prevail, as to their meaning, over the English terms to which such French legal terms are referring and over any

2.                        ISSUANCE AND SUBSCRIPTION

2.1.              On the date on which completion occurs under both the Moxe License and the Collaboration and Option Agreement (or such other date as the Parties may agree) (the “Effective Date”), Innate shall:

2.1.1.        deliver to Investor a certified copy of the decision of the management board (directoire) (the “Management Board”) dated the date hereof, pursuant to and in accordance with the terms and conditions of the delegation granted in the 26th resolution of the annual shareholder’s meeting of Innate held on May 29, 2018, following the approval of the supervisory board (conseil de surveillance) of Innate of October 5, 2018 (the “Supervisory Board”), to issue 6,260,500 ordinary shares, par value of 0.05€ per share, of Innate (the “New Shares”) to Investor at a price of 10€ per New Shares. The subscription price for the New Shares shall be in the aggregate €62,605,000 (the “Subscription Amount”),

2.1.2.        deliver to Investor a certified copy of the by-laws of Innate, in force as of the Effective Date,

2.1.3.        instruct its custodian, Société Générale Securities Services (“SGSS”) in due time so that the delivery of the New Shares may occur on the Settlement Date (as defined below) in compliance with French securities law,

2.2.              On the Effective Date, Investor shall:

2.2.1.        execute and deliver to Innate the subscription form attached as Schedule A (the “Subscription Form”),

2.2.2.        instruct its custodian in due time so that the payment of the New Shares may occur on the Settlement Date (as defined below).

2.3.              The settlement date shall occur within three (3) Business Day of the Effective Date or such other date as Investor and Innate may agree upon in writing. Such date for delivery of the New Shares is herein called the “Settlement Date”.

2.4.              On the Settlement Date:

2.4.1           Innate deliver to Investor a legal opinion of Linklaters LLP as to matters of French law, covering the existence, capacity and authorization of Innate to execute the Investment Agreement and the validity of the issuance of the New Shares,

2.4.2           Investor shall instruct its custodian to wire the Subscription Amount in immediately available funds to the bank account opened in the books of SGSS (and indicated in the Subscription Form),

2.4.3           SGSS shall issue the depositary certificate (certificat du dépositaire) provided for in article L.225-146 of the French Commercial Code and shall deliver two originals of

CUSIP No. 45781K105	Page 13 of 21 Pages

this certificate, one for Investor and one for Innate,

2.4.4           SGSS shall prepare and send the Lettre Comptable to Euroclear France instructing Euroclear France to create the New Shares, and

2.4.5           SGSS shall transfer and credit the New Shares in a securities account opened in the name of Investor with its custodian and indicated in the Subscription Form.

Innate shall take all other actions and make all other necessary filings with Euronext to ensure that all the New Shares are admitted to trading on Euronext Paris with effect from the Settlement Date.

2.5.              The New Shares will be issued as fully paid and will rank pari passu in all respects with the existing ordinary shares in issue at the time the New Shares are issued pursuant to this Investment  Agreement,  including in relation to any dividends or distributions with a record date falling after the issue of the New Shares.

3.                        UNDERTAKINGS OF INVESTOR

3.1.              Subject to the terms and conditions herein, Investor undertakes, until the 5th anniversary of the Signing Date, not to (directly or through any person acting on its behalf, which shall be deemed to be the case of any Affiliate of Investor) acquire (or contract to acquire) any additional shares of Innate or securities convertible, exchangeable or otherwise giving access to shares of Innate, except :

3.2.1         up to its pro rata in any issuance of new shares by Innate, provided that such pro  rata shall be deemed to be at least equal to Investor’s pro rata as at the Settlement Date,

3.2.2         with the prior approval of the Supervisory Board;

3.2.3         if any person acquires more than 20% of Innate’s shares and or securities convertible, exchangeable or otherwise giving access to shares of Innate;

3.2.4         if any current shareholder of Innate holding at least 7% of the shares and or securities convertible, exchangeable or otherwise giving access to shares of Innate increases  such holding by at least 100%;

3.2.5         if a Biopharma Company, other than Novo Nordisk A/S (“Novo”), acquires a holding of at least 10% of the shares and or securities convertible, exchangeable or otherwise giving access to shares of Innate. For these purposes, a “Biopharma Company” means any person, company or entity that engages in pharmaceutical or biopharmaceutical activities, including, but not limited to, development, manufacture, exploitation or commercialization, of any drugs and any other pharmaceutical or biologic products; or

3.2.6         if Novo (directly or indirectly) increases its holding of the shares and or securities convertible, exchangeable or otherwise giving access to shares of Innate above 16%,

provided that such undertaking will lapse on the date of launch of a public tender offer (“offre publique d’acquisition”) or public exchange offer (“offre publique d’échange”) on the shares and or securities convertible, exchangeable or otherwise giving access to shares of Innate by a third party (except if such third party is acting on Investor’s behalf, which shall be deemed to be the case of any Affiliate of Investor).

3.2.              Subject to the terms and conditions herein, Investor undertakes not to (directly or through any person acting on its behalf, which shall be deemed to be the case any Affiliate of Investor):

3.2.7         for a period beginning on the Settlement Date and extending through 180 days, Dispose of any of the initial number of New Shares, and

CUSIP No. 45781K105	Page 14 of 21 Pages

3.2.8         from the end of this 180 days period and for an additional 180 days, Dispose of any shares of Innate other than through (i) orderly market transactions, or (ii) a marketed block trade involving an “accelerated book building” or any other similar bona fide market transaction involving an investment bank, provided, that the restriction in this Section 3.2 shall not apply to (a) any transfers to any Affiliate of Investor to the extent that such Affiliate undertakes to comply with the restrictions set out in this Section 3.2; or (b) the tendering of all or part of the New Shares in any public offer (including any public tender offer (“offre publique d’acquisition”), any public exchange offer (“offre publique d’échange”) or any combination thereof), whether mandatory or voluntary; or (c) in a block sale upon the Supervisory Board’s prior approval. For purposes of Section 3.2, “Dispose of” shall mean any of the following: offer, sell, assign, transfer, pledge, contract to offer, sell, assign, transfer, pledge or otherwise dispose of directly or indirectly (including through any derivative or other transaction having substantially similar economic effect). Notwithstanding any provision to the contrary in this Investment Agreement, the Parties acknowledge and agree that Investor shall have the right to Dispose of any shares that  it holds in Innate in excess of 10% of Innate’s share capital.

4.                        REPRESENTATIONS AND WARRANTIES OF INNATE

Innate represents and warrants to Investor, as at the Signing Date, the Effective Date and as at the Settlement Date (except for any representation and warranty which is expressly indicated as being made as at any specified date, which shall be accurate as at such date only), as follows:

4.1.              Innate is a société anonyme duly formed, validly existing and in good standing under the laws of France with corporate power and authority to conduct its business as described in its 2017 Document de Référence and 2018 Half Year Publication (rapport semestriel au 30 juin 2018) (the “Corporate Information”). No bankruptcy, insolvency proceedings or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against Innate, and no judgment has been made or is pending declaring Innate insolvent.

4.2.              On the Signing Date, the share capital of Innate is comprised of 57,622,155 ordinary shares and 6,931 vested preference shares (the “Shares”), which are fully paid and, accounting for the 18,575 Shares held by Innate Pharma as of the date hereof and consequently deprived of their voting rights, 57,603,580 voting rights are attached to the Shares, the vested preference shares having no voting rights. Other than (i) the Shares, the share warrants (Bons de souscription d’actions - BSA), the redeemable share subscription and/or acquisition warrants (Bons de souscription/d’acquisition d’actions remboursables - BSAAR), the Free preferred shares convertible into ordinary shares (Attribution gratuite d’Actions de Préférence Convertibles en Actions Ordinaires - AGAP), and the free shares (Actions Gratuites - AGA) each as described in the Corporate Information or (ii) in connection with or as a result of the transactions contemplated by this Investment Agreement, Innate has not issued nor granted any shares, options, warrants, financial instruments or other securities or rights giving access to its share capital or voting right (within the meaning of article L. 228-1 of the Code de Commerce) and has not made any undertaking or commitment, orally or in writing, to issue or grant any such instruments. Schedule B sets out a true and accurate summary of all  options,  warrants, financial instruments or other securities or rights giving access to Innate’s share capital  or voting right (within the meaning of article L. 228-1 of the Code de Commerce) as at Signing Date.

4.3.              Innate has full power, authority and capacity to execute and deliver this Investment Agreement and to perform its obligations under this Investment Agreement, including the issuance of the New Shares.

4.4.              This Investment Agreement constitutes a valid and binding obligation of Innate, enforceable against Innate in accordance with its terms, except that its enforceability may be limited by

CUSIP No. 45781K105	Page 15 of 21 Pages

applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

4.5.              All authorizations required for the issuance of the New Shares, corporate or otherwise (including the resolutions by the shareholders meeting of Innate granting a delegation to the Management Board, the resolutions of the Management Board granting a delegation to the chairman of the Management Board, and the resolutions of the chairman of the Management Board, relating to the issuance of the New Shares) have been duly and validly obtained in accordance with Applicable Laws and does not violate: (i) Innate’s bylaws or other organisational documents; (ii) in any material respect, any agreement, instrument or contractual obligation to which Innate is bound; or (iii) any order, writ, judgment, injunction, decree, determination or award of any court or Governmental Authority presently in effect applicable  to Innate.

4.6.              The execution and delivery of this Investment Agreement by Innate and the performance of its obligations hereunder do not entail a violation of any agreement, instrument, contractual obligation or undertaking binding upon Innate and do not violate any order, writ, injunction, decree, statute, rule or regulation applicable to Innate or any of its properties or assets, which could reasonably be expected to have a material and adverse effect on Innate’s ability to perform its obligations under this Investment Agreement.

4.7.              Innate has at all times materially complied with its obligations as a company whose share are admitted to trading on Euronext Paris. All information announced or disclosed by Innate that is in the public domain (“Public Information”) is, in all material respects, true, accurate and not misleading. Without limiting the foregoing, no Public Information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the Public Information not misleading in light of the circumstances under which that Public Information was announced or disclosed.

5.                        REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor represents and warrants to Innate, as at the Signing Date, the Effective Date and as at the Settlement Date, as follows:

5.1.              Investor is a company duly formed, validly existing and in good standing under the laws of England and Wales, engaged in the pharmaceutical business, and has full power, authority and capacity to execute and deliver this Investment Agreement, to perform its obligations under this Investment Agreement and to own its property and assets and carry on its business.

5.2.              This Investment Agreement constitutes a valid and binding obligation of Investor, enforceable against Investor in accordance with its terms, except that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

5.3.              The execution and delivery of this Investment Agreement by Investor and the performance of its obligations hereunder do not entail a violation of any agreement or undertaking binding  upon Investor and do not violate any order, writ, injunction, decree, statute, rule or regulation applicable to Investor or any of its properties or assets, which could reasonably be expected to have a material and adverse effect on Investor’s ability to perform its obligations under this Investment Agreement.

6.                        MISCELLANEOUS

6.1.              Costs

6.1.1.        Each Party shall bear its own costs in conjunction with the execution and implementation of this Investment Agreement.

CUSIP No. 45781K105	Page 16 of 21 Pages

6.1.2.        Innate shall bear and pay any and all transfer, stamp, value added, sales,  use,  or similar taxes or obligations (“Transfer Taxes”) imposed on or with respect to the subscription of the New Shares under this Investment Agreement. Each Party shall cooperate with the other to file any tax returns (as required to be filed under  Applicable Laws) with respect to such Transfer Taxes.

6.2.              Notice

All notices and other communications made pursuant to this Investment Agreement shall be made in accordance with clause 21.8 of the Moxe License, except that all notices and communications to Investor shall be delivered to the following address:

MedImmune Limited

MedImmune LLC

One MedImmune Way

Gaithersburg

MD 20878

USA

Attn. [Intentionally omitted]

[Email address intentionally omitted]

with a copy (which shall not constitute effective notice) to:

AstraZeneca UK Limited

Deputy General Counsel, Corporate Legal

Academy House

136 Hills Road

Cambridge UK

CB2 8PA

Cambridge

CB2 8PA

United Kingdom

Att [Email address intentionally omitted]

and with a copy (which shall not constitute effective notice) to:

Covington & Burling LLP

265 Strand

London

WC2R 1BH

Facsimile: [Intentionally omitted]

Email: [Intentionally omitted]

Attention: [Intentionally omitted]

6.3.              Advisors

The Parties declare that they were advised by their own lawyers or advisers and have therefore been able to independently assess the scope of their rights and obligations under this  Investment Agreement and had the opportunity to negotiate all the terms of the Investment Agreement. The Parties acknowledge and agree that the Investment Agreement shall not be deemed a contract of adhesion (contrat d’adhésion) within the meaning of article 1110 of the French Civil Code.

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6.4.              Specific Performance

Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Investment Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party agrees that the other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Investment Agreement and to enforce specifically this Investment Agreement and the terms and provisions hereof, in accordance with article 1221 of the French Civil Code, in addition to any other legal remedy to which it may be entitled.

6.5.              Applicable law and jurisdiction

This Investment Agreement is governed by and must be construed in accordance with, the laws applicable in France.

The Parties will resolve any dispute arising in connection with this Investment Agreement or as a result or consequence thereof in accordance with clause 21.6 of the Moxe License.

6.6.              No third-party beneficiaries

This Investment Agreement is intended for the benefit of the Parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

6.7.              Announcement

Neither Party shall issue any other public announcement, press release or other public disclosure regarding this Investment Agreement or its subject matter without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, except for any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by applicable law, the Listing Rules of the UK Financial Conduct Authority made under Part  IV of Financial Services and Markets Act 2000 (as amended) or any other rules of a stock exchange (including Paris Euronext) on which the securities of the disclosing Party are listed (or to which an application for listing has been submitted).

[Signature Page Follows]

CUSIP No. 45781K105	Page 18 of 21 Pages

IN WITNESS WHEREOF, the Parties have executed this Investment Agreement on October 22, 2018, in two (2) original copies.

INNATE PHARMA

By:	/s/ Mondher Mahjoubi
Name:	Mondher Mahjoubi
Title:	CEO

[Signature Page to the Investment Agreement]

CUSIP No. 45781K105	Page 19 of 21 Pages

MEDIMMUNE LIMITED

By:	/s/ Jane Osbourn
Name:	Jane Osbourn
Title:	VP R&D

[Signature Page to the Investment Agreement]

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SUBSCRIPTION FORM

[Intentionally omitted]

CUSIP No. 45781K105	Page 21 of 21 Pages

SHARE CAPITAL OVERVIEW

[Intentionally omitted]